FREE WRITING PROSPECTUS Dated December 6, 2022	Filed Pursuant to Rule 433 Registration No. 333-262894 Registration No. 333-262894-03

$681.26mm Ally Auto Receivables Trust (ALLYA) 2022-3

JT-Leads: BofA (struc), Barc, Citi

Co-Mgrs: AmeriVet, Loop, Ramirez

CLS	Total $mm	Offered $mm	Exp WAL	MDY/S&P	PWIN	Final	Legal Final	Bench	Sprd	YLD	CPN	$PRICED
A-1	216.00	—Retained—
A-2	323.00	306.85	0.87	Aaa/AAA	5-16	4/24	8/15/25	I-CRV	+62	5.353	5.29	99.99636
A-3	323.00	306.85	2.06	Aaa/AAA	16-35	11/25	4/15/27	I-CRV	+77	5.127	5.07	99.99397
A-4	71.12	67.56	3.17	Aaa/AAA	35-39	3/26	10/16/28	I-CRV	+105	5.125	5.07	99.99669
B	20.76	—Retained—
C	17.30	—Retained—
D	12.85	—Retained—

EXP PRICING : Priced 12/6
BILL & DELIVER : BofA	DEAL SIZE : $984.03mm ($681.26mm offered)
EXPECTED RATINGS: Moody’s/S&P	BBG TICKER: ALLYA 2022-3
FIRST PAY DATE : 1/17/22	FORMAT : SEC Registered
EXPECTED SETTLE : 12/14/22	PXG SPEED : 1.3% ABS to 10% Call
ERISA ELIGIBLE : Yes	MIN DENOMS: $1k x $1K
INTEXNET: basaart_2022_3 YXXY https://dealroadshow.com/e/AART223
CUSIP A-2 02008DAB5
A-3 02008DAC3
A-4 02008DAD1

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-294-1322 or you may e-mail a request to prospectus_request@bofa.com. The securities may not be suitable for all investors. BofA Securities, Inc. and its affiliates may acquire, hold or sell positions in these securities, or in related derivatives, and may have an investment or commercial banking relationship with the issuer.